EXHIBIT 99.1

Norsk Hydro Secures Drilling Capacity for Troll

OSLO, Norway, March 29, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA has on behalf of the partners in the Troll production license entered into two contracts with Awilco Offshore ASA for rental of the two newly-built semi-submersible drilling rigs WilInnovator and WilPromotor. "These two rig contracts provide a good technical and commercial solution for the long-term drilling requirements on Troll. Hydro is developing a long-term plan to increase the oil reserves in the Troll field through an extensive drilling program," says Senior Vice President OEystein Michelsen, who is head of Operations in Hydro.

The two rigs will start operations for Hydro on the Troll field medio 2009 and second quarter 2010 respectively. Each contract has a fixed five-year duration from its start-up date. Hydro has the option to extend the duration of one or both contracts to eight years, within 60 days of contract award.

Currently, Hydro is using three drilling rigs for production drilling on the Troll field. The two new rigs will replace two of the three rigs presently in operation on Troll. The contract period for these rigs ends in 2009.

As operator for Troll Oil, Hydro has been responsible for long-term development of the oil reserves located in the thin oil zones in the field. The commercial oil reserves in the field have increased from zero in 1986, to around 1.4 billion barrels. Hydro is developing a new long-term plan for increased oil recovery from Troll, where the aim is to increase the reserves by 30 percent, to over two billion barrels of oil.

So far, 113 wells have been drilled on Troll Oil, of which a large proportion are multilateral wells with between two and six branches. Altogether, there are around 300 producing well branches in the oil reservoir.

Both rigs will be built at Yantai Raffles Shipyard in China. The drilling package for the rigs will be built at National Oilwell Varco in Norway.

The estimated value of each contract is in the range of USD 650 million and USD 980 million, depending on the ultimate fixed duration of the contracts. The value is exclusive of mobilization and possible modification costs.

If the fixed operating period remains 5 years, the contracts have 5 x 1 year options. If the operating period for one or both contracts is extended to 8 years, the contracts have 8 x 1 year options.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk Factors" on page 134 of Hydro's Annual Report 2006 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
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          Gudmund Isfeldt
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